INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Partnership has been formed to invest primarily in Properties that are eligible for Low-Income Credits and which, in addition, may be eligible for Rehabilitation Credits. The principal investment objectives of the Partnership, which cannot be changed without the consent of the majority of the Limited Partners, are to:

1. Provide Limited Partners with Low-Income Credits (and, to a lesser extent, Rehabilitation Credits) that they may use to offset their federal income tax liability;

2. Allocate passive losses to individual Limited Partners to offset passive income that they may realize from rental real estate investments and other passive activities (other than publicly-traded partnerships), and allocate passive losses to corporate Limited Partners to offset active business income; and

3. Preserve and protect the Partnership's capital.

In addition, the Partnership will seek, to the extent feasible, to provide to the Limited Partners distributions of cash, if any, from the operations of the Properties, and distributions of Sale or Refinancing Proceeds, if any, upon disposition or refinancing of the Properties.

There can be no assurance that the Partnership will achieve its investment objectives.

The principal economic benefit from an investment in the Partnership is expected to be derived from the Low-Income Credits. The Partnership is seeking to acquire Local Partnership Interests that will permit for a 10-year period (commencing for each Property from the date of the Partnership's investment or, if later, the date the Property is placed in service) an average annual allocation of Low-Income Credits of approximately $1,600 per $10,000 of Gross Proceeds allocable to the purchase of such Local Partnership Interests. The annual allocation of Low-Income Credits generated by a Rehabilitation Property is expected to be approximately 16% of the Gross Proceeds allocable to the purchase of Local Partnership Interests in such Property reduced by approximately 90% of the Rehabilitation Credits generated by such Property. Thus, although the amount of Low-Income Credits available from a Rehabilitation Property is reduced, such reduction will be offset by the availability of Rehabilitation Credits, which is expected to allow the Partnership to achieve its allocation objective. Because the Rehabilitation Credit is generally available in its entirety in the year the Rehabilitation Property is placed in service, a Limited Partner will receive a greater allocation of credits in the first year in which a Rehabilitation Property is placed in service than in later years.

Assuming that the Gross Proceeds of the Offering are $35,000,000, the allocation of Low-Income Credits and Rehabilitation Credits for 1988 is expected to be approximately $800 to $1,000 per $10,000 of Gross Proceeds allocable to the purchase of Local Partnership Interests, depending upon when the Partnership acquires its investments and when the Properties are placed in service; however, any reduction in the amount of Low-Income Credits in 1988 is expected to result in additional Low-Income Credits carried over to 1998. The allocation of Low-Income Credits and Rehabilitation Credits for 1989 is expected to be approximately $1,400 to $1,600 per $10,000 of Gross Proceeds allocable to the purchase of Local Partnership Interests, depending upon when construction of the Properties is completed. The annual allocation of Low-Income Credits and Rehabilitation Credits for 1990 through 1997 is expected to be approximately $1,500 to $1,600 per $10,000 of Gross Proceeds allocable to the purchase of Local Partnership Interests. The allocation of Low-Income Credits and Rehabilitation Credits for 1998 is expected to be between approximately $600 and $800 per $10,000 of Gross Proceeds allocable to the purchase of Local Partnership Interests, depending upon the amount of Low-Income Credits and Rehabilitation Credits allocated in 1988. In addition, if Gross Proceeds

exceed $35,000,000, the allocation of Low-Income Credits for 1988 may be proportionately lower and the allocation of Low-Income Credits for 1998 proportionately higher, depending upon the percentage of Gross Proceeds invested in Rehabilitation Properties (which percentage is expected to decrease as Gross Proceeds increase). The inability to invest substantially all Net Proceeds or to utilize leverage at anticipated levels, or the occurrence of events subsequent to the acquisition of Partnership investments could materially adversely affect the Partnership's ability to achieve its allocation objectives. Moreover, the Partnership is expected to generate some portfolio income each year, particularly until full investment of Partnership funds. While each investor will be required to report his allocable share of such income on his federal income tax return, the amount of tax liability incurred by an individual investor is not expected to materially reduce the benefits of the Low-Income Credits anticipated to be available over a ten-year period.

An investment in the Partnership has been designed to be suitable for (a) certain corporate investors and (b) individual investors who expect to have an annual adjusted gross income, and married investors who expect to have a combined annual adjusted gross income, of $200,000 or less in each year in which they will be allocated Low-Income Credits or who have substantial unsheltered passive activity income from sources other than from publicly-traded partnerships. An investment in the Partnership may not be suitable for individual investors who expect to have an annual adjusted gross income, and married investors who expect to have a combined annual adjusted gross income, between $200,000 and $250,000 in each year in which they will be allocated Low-Income Credits and who do not have substantial unsheltered passive activity income from sources other than from publicly-traded partnerships. An investment in the Partnership is not suitable for individual investors who have an annual adjusted gross income in excess of $250,000 and who do not have substantial unsheltered passive activity income from sources other than from publicly-traded partnerships; no such income limitations apply to most corporate investors. Investors may not use Low-Income Credits or Rehabilitation Credits to offset any applicable alternative minimum tax. Certain other important limitations on the benefits available from an investment in the Partnership are imposed by law. See "Who Should Invest."

Structure of Investments

At the date of this Prospectus, except as described under "Specified Investments," the Partnership has not identified any Properties for investment. Other than the investments described in such section, the Partnership will not invest in Local Partnerships established by the General Partner or any of its Affiliates. As a reasonable probability arises that the Partnership will acquire an interest in a Property, the General Partner will cause this Prospectus to be amended or supplemented appropriately.

It is anticipated that the Partnership will acquire between 10 and 20 Properties. The General Partner expects that each investment of the Partnership will be structured as the acquisition of from 90% to 99% of the partnership interests in a Local Partnership already existing or to be formed under the laws of the state in which the Property owned by it is located, with the remaining economic interests being held by one or more Local General Partners. In the case of Existing Complexes, the Local General Partner is likely to have been the sponsor of the partnership through which the Property is owned, and the limited partners the providers of the capital for the acquisition and ownership of the Property. In the case of Development-Stage Complexes, the Local General Partner is likely to be the developer of the property or the sponsor of the Local Partnership, and the limited partners individuals or entities who have furnished any initial capital required for the commencement of construction or rehabilitation.

The General Partner expects that each arrangement with a Local General Partner will provide for the participation by such Local General Partner in a portion of the Operating Cash Flow and Sale or Refinancing Proceeds, if any, generated by the Property in which such Local General Partner has an interest. It is generally expected that Operating Cash Flow available for distribution to the Partnership (after payment of fees payable from Operating Cash Flow) will be distributed 99% to the Partnership

and 1% to the Local General Partner, and that Local Partnership Sale or Refinancing Proceeds will be distributed 99% to the Partnership and 1% to the Local General Partner until the Partnership has received an amount equal to the allocable Gross Proceeds attributable to its investment in the Local Partnership, and thereafter 50% to the Partnership and 50% to the Local General Partner.

The General Partner also anticipates that selected acquisition opportunities may arise that would involve an investment by the Partnership in formats other than the acquisition of 90% to 99% of the partnership interests in a Local Partnership owning fee title to its Property. Such formats might include acquisition of low-income housing in condominium form or of a class of limited partnership interests to which certain tax benefits are allocable, or the acquisition of an interest in a Local Partnership that owns fee title to the buildings and improvements constituting the Property and is the ground lessee of the Property. Different investment formats may permit the Partnership to take advantage of particular investment opportunities that could not be accommodated through the acquisition of 90% to 99% of the partnership interests in the Local Partnerships.

The Partnership may enter into a joint venture with another partnership formed by the General Partner or its Affiliates if (i) such other partnership has investment objectives substantially the same as those of the Partnership; (ii) there are no duplicate property management or other fees; (iii) the sponsor compensation arrangements of such other partnership are substantially the same as those of the Partnership; (iv) the Partnership has a right of first refusal to buy if the other partnership wishes to sell its interest in the joint venture; and (v) the investment of each partnership is on substantially the same terms and conditions. See "Conflicts of Interest—Joint Ventures Between Partnerships."

It is anticipated that each Local General Partner will pay the Partnership's cost of obtaining, at the closing of any acquisition, such of the following items as the General Partner deems appropriate: (i) in the case of Existing Complexes, a real estate appraisal of the Property conducted by an independent MAI appraiser and an engineering study containing an evaluation of the existing structural and other physical components of the Property, (ii) a policy of title insurance insuring the title of the Local Partnership to the Property subject only to customary exceptions, and (iii) a market study with respect to the low-income housing or other market in which the Property is located. In addition, each Local Partnership may be required to bear a portion of the Partnership's costs incurred in connection with the acquisition, including any legal or accounting fees and any transfer taxes payable by the Partnership. The payment of such costs may increase the price to the Partnership for its acquisition of Local Partnership Interests. The Partnership may also bear certain of such costs. See "Estimated Use of Proceeds" and "Compensation and Fees to General Partner and Affiliates."

When a Property is the beneficiary of rental subsidies or other financial assistance programs administered by the U.S. Department of Housing and Urban Development ("HUD"), it is likely that the acquisition of such Property or a Local Partnership Interest therein will be subject to HUD "Transfer of Physical Assets" ("TPA") approval. See "Investment Objectives and Policies—Government Assistance Programs," and "—Transfer of Physical Assets." The General Partner expects that it will often be to the benefit of the Partnership to close the acquisition prior to the time when final TPA approval is received, especially in cases where the acquisition is scheduled to close before the end of a calendar year and it is not likely that TPA approval will be received until the following year. In such circumstances, the General Partner may require the selling Local Partnership (or its partners) to place in escrow the entire consideration paid by the Partnership or provide the Partnership with other acceptable security, and to require that the Partnership receive a payment equal to the full amount of such consideration if TPA approval is not received in a timely fashion. Although mechanisms such as these can protect the Partnership from a loss of the consideration paid by the Partnership in respect of a Local Partnership Interest as a result of the failure to obtain TPA approval, such a failure would delay, and potentially reduce the benefit of, the recognition of Low-Income Credits by the Limited Partners. See "Risk Factors—Investment Risks—Investment Risks Related to Government-Assisted Properties."

The closing of each acquisition will also be subject to the allocation by the applicable state credit agency of Low-Income Credits at the level contemplated by the General Partner in structuring the acquisition, unless the Property was financed through the proceeds of tax-exempt bonds subject to state volume caps and was placed in service after 1986. See "Low-Income Credits and Rehabilitation Credits—Low-Income Credits Subject to State Allocation." If pending legislation is enacted in substantially the form proposed, the Partnership will be permitted (with the consent of the state credit agency) to elect to compute its annual Low-Income Credits in respect of a Property by reference to the applicable credit percentage for the month in which a binding agreement as to the Property's credit allocation is entered into between the Partnership and the state credit agency, rather than by reference to the applicable credit percentage at the "placed-in-service" date. The use of such an election would permit the Partnership to be certain of the applicable credit percentage at the time the binding allocation agreement is entered into, even if the closing of the acquisition or the "placed-in-service" date does not occur until the following calendar year.

In order to protect the Partnership against recapture of Low-Income Credits in certain circumstances, the General Partner expects to include in each acquisition agreement and Local Partnership Agreement provisions designed to protect the Partnership from the consequences of certain recapture events. Recapture events in this category are expected to include casualties resulting in the substantial destruction of a Property where the Property is not timely reconstructed, changes in applicable tax laws or Regulations, and the failure of Local General Partners to maintain the tenant base and rent levels of a Property at levels meeting the applicable qualification criteria for Low-Income Credits.

To protect against recapture occurring as a result of substantial destruction of a Property, each Local General Partner will be required to insure the Property at levels that will permit the substantial reconstruction of the Property following any such casualty. The application of insurance proceeds to the reconstruction of a Property should be sufficient to avoid recapture of previously claimed Low-Income Credits if the reconstructed Property meets the criteria applicable to eligible Properties. However, there can be no assurance that Local General Partners will comply with their obligation to insure against casualties at the requisite level, either because revenue levels from the Property do not permit the payment of necessary premiums or because insurance conditions generally make it uneconomical to obtain such insurance, nor can there by any assurance that any consent to reconstruct a Property that is required to be obtained from a lender or governmental authority will be forthcoming. In addition, there can be no assurance, even if any requisite consent for reconstruction were obtained, that a Property would be reconstructed in a timely manner. See "Risk Factors—Tax Risks—Recapture of Low-Income Credits and Rehabilitation Credits."

To mitigate the effects of a recapture of Low-Income Credits occurring by reason of the actions of a Local General Partner resulting in a disqualification of the Property or a diminution in previously-claimed Low-Income Credits, the General Partner will endeavor to obtain in the Partnership's acquisition agreement with each Local Partnership, a provision to the effect that (a) a portion of the acquisition price paid by the Partnership will be refunded, and/or (b) the relative interests in Local Partnership Operating Cash Flow or Sale or Refinancing Proceeds of the Partnership and the Local General Partner will be adjusted to take into account any such recapture. In addition, the General Partner will endeavor to obtain provisions in the acquisition agreements to the effect of those referred to in (b) in order to mitigate the effects of a recapture of Low-Income Credits occurring by reason of a change in applicable law or regulations. In certain circumstances, the Local General Partner may be required to personally guarantee the repurchase of all or a portion of the Low-Income Credits recaptured. When a recapture event occurs at a time when cash escrows, financial bonds and/or letters of credit continue to secure a Local General Partner's obligation to complete construction of or achieve sustaining rental occupancy with respect to a Property, it is expected that any such adjustment may be assessed against such security on a dollar-for-dollar basis.

The terms of each acquisition agreement governing adjustments in respect of the recapture of Low-Income Credits are expected to be the subject of negotiation with Local General Partners, and to vary from Property to Property. Whether such adjustments will mitigate any recapture of Low-Income Credits may depend to a large extent on the performance of the Property inasmuch as any recapture to which the Limited Partners will be subject is likely to occur after the Partnership has paid for its Local Partnership Interest in full and all security given by the Local General Partner has been released. The General Partner does not anticipate that any adjustments made to take account of the recapture of Low-Income Credits will result in the Partnership's having excess Cash Available for Distribution to distribute to Limited Partners for application to the payment of resulting tax liabilities. Moreover, if the mechanism to mitigate the effects of recapture is solely an adjustment of the relative interests in Local Partnership Operating Cash Flow or Sale or Refinancing Proceeds and the Property owned by such Local Partnership is foreclosed upon, such adjustment would most likely be of no benefit to the Partnership. Accordingly, Limited Partners should expect to fund their tax liabilities in respect of any recaptured Low-Income Credits from sources other than distributions by the Partnership.

The General Partner will endeavor to obtain from each Local General Partner an agreement to adjust the purchase price of a Local Partnership Interest if the actual amount of Low-Income Credits generated by the Local Partnership is materially less than the anticipated amount of Low-Income Credits (i.e., results in Low-Income Credits of less than 97% of the anticipated amount of Low-Income Credits). Such an adjustment generally would be achieved by a reduction in the amount of the final payment to be paid by the Partnership to the Local General Partner. Under certain circumstances, in the event that actual Low-Income Credits generated by a Local Partnership materially exceed the anticipated amount of Low-Income Credits (i.e., results in Low-Income Credits of more than 103% of the anticipated amount of Low-Income Credits), the General Partner may agree to adjust the purchase price in favor of the Local General Partner, subject to the availability of Gross Proceeds.

In addition, the General Partner will endeavor to obtain from each Local General Partner a guarantee to pay to the Partnership each year up to the lesser of $2,500 and .2% of the Gross Proceeds allocable to the purchase of its Local Partnership Interest to the extent that the Local Partnership does not distribute at least $5,000 per year from Operating Cash Flow to the Partnership. Any such amount paid to the Partnership pursuant to such guarantee shall be deemed an Operating Deficit Loan.

The Partnership will have the authority pursuant to each Local Partnership Agreement to remove the Local General Partner with or without cause on the vote of a majority in interest of the Limited Partners. The Partnership intends to file with the SEC an application for an order exempting the Partnership from all provisions of the 1940 Act and the rules and regulations thereunder. Upon receipt of such order, if granted, the Partnership may, in certain circumstances, relinquish its right to remove a Local General Partner without cause. See "Risk Factors—Investment Risks—Investment Company Act of 1940." Upon the exercise of its right to cause the withdrawal of a Local General Partner, the Partnership will have the authority to cause a substitute general partner (which may or may not be affiliated with the General Partner) to be admitted to the Local Partnership, and to take certain additional measures to maintain the continuity and integrity of the Local Partnership.

No investment in any Local Partnership will be made unless the General Partner, exercising the rights of the Partnership as a limited partner in a Local Partnership, shall have such powers similar to the following pursuant to the Local Partnership Agreement as the General Partner deems appropriate: (i) the right to approve the withdrawal of a Local General Partner and the admission of a successor Local General Partner; (ii) upon the vote of a majority in interest of the Limited Partners, the right to remove the Local General Partner, subject to certain limitations and the opportunity to remedy defaults, in the event such Local General Partner violates the Local Partnership Agreement in any material respect with respect to certain actions; (iii) the right to receive information and/or reports with regard to the financial and physical condition of the Property owned by the Local Partnership; (iv) subject to obtaining any governmental or lender approval, if required, the right to appoint a Person to become the managing general partner of a Local Partnership upon the occurrence of certain events,

including the removal of a Local General Partner; (v) the right to approve or disapprove of certain transactions not in the ordinary course of business, including without limitation, the right to approve any proposed Sale or Refinancing or other disposition of all or substantially all of the assets of a Local Partnership; (vi) beginning in approximately the sixteenth year of the Partnership's investment in the Local Partnership, the right to require the Local General Partner to use its best efforts to find a purchaser for the Property owned by such Local Partnership and, if such effort is not successful on terms satisfactory to the Partnership within a stated period of time, the right itself to locate a purchaser of such Property and to obligate the Local General Partner to approve the sale of the Property to such purchaser so long as the price and other terms offered by such purchaser are at least as favorable as the best offer, if any, located by the Local General Partner; and (vii) the right to remove a Local General Partner without cause upon a vote of a majority in interest of the Limited Partners, which right the General Partner in its sole discretion may cause to be relinquished by the Partnership upon receipt by the Partnership of an order exempting the Partnership from the provisions of the 1940 Act.

Acquisition of Existing Complexes

The General Partner anticipates that the Partnership may invest a portion of its Net Proceeds available for investment in Existing Complexes. The acquisition of Existing Complexes can have the benefit of affording to the General Partner a long-term history of operations based upon which the ability of the Property to generate rental revenues equal to or in excess of its fixed costs of operations (including debt service) can be evaluated. Investments in Existing Complexes, however, may also present certain disadvantages, including increased acquisition and closing transaction costs, possible delays in obtaining necessary lender and regulatory agency consents, physical assets which may require replacement more quickly, and the possible reluctance of the Local General Partners to suffer the tax consequences that may be involved in the sale of fee title to their Properties. In addition, there are generally no warranties given with respect to the physical condition of Existing Complexes.

Because an Existing Complex is not eligible for Low-Income Credits unless the previous owner thereof has, in general, held it for at least 10 years, certain risks may exist with respect to investments in Existing Complexes. Such risks include the possibility that any existing financing used to construct, develop or acquire an Existing Complex may fall due during the 15-year Compliance Period following the acquisition by the Partnership, and the possibility that any rental subsidies granted to the Local Partnership will expire during such 15-year Compliance Period. No investment in any such Property will be made unless the General Partner reasonably believes that a refinancing of the underlying debt will be possible at serviceable debt levels and/or that the effect of the termination of rental subsidy programs will not impair the Property's ability to generate revenues at levels sufficient to cover its operating costs and debt service. There can be no assurance, however, that any necessary refinancing will be able to be concluded at appropriate debt service levels, or that the termination of rental subsidy programs will not leave the Property with insufficient cash flow to cover its operating costs and debt service.

Current law is construed to require the acquisition of an interest in an Existing Complex through the acquisition of fee title to the Existing Complex. Therefore, the General Partner expects to invest in Existing Complexes by establishing new Local Partnerships which will acquire fee title to the Existing Complexes from their current owners. In such event, it is expected that the Partnership will make a capital contribution to the new Local Partnership in an amount sufficient to pay the purchase price and acquisition costs of acquiring title to the Existing Complex in exchange for a Local Partnership Interest, and that the Local General Partner of the selling partnership will become the Local General Partner of the new Local Partnership. In the event that current law is amended or clarified, the General Partner expects that investments in Existing Complexes will be accomplished through the acquisition of Local Partnership Interests in existing Local Partnerships, as is expected to be the case with Development-Stage Complexes.

HUD must consent to the Local Partnership's acquisition of any Existing Complex which is subject to a HUD-insured or HUD-held mortgage. Furthermore, the consent of various city and state agencies may also be required prior to such transfers. It is not anticipated that there will be any unusual delays in obtaining the consent of such various agencies. However, it should be noted that there is typically a waiting period involved with respect to the obtaining of all of such consents and each waiting period will vary depending upon the particular agency and project involved.

In those cases where HUD or other governmental approval is required prior to the transfer of a Local Partnership Interest or Property, it is expected that the transfer of the Local Partnership Interest or Property will be made in escrow, with the escrow agent holding the assignment of the Local Partnership Interest and any promissory notes or cash in escrow until HUD or the other governmental agency approves the transfer. The IRS may contend that no transfer has taken place until HUD or such other governmental approval has been obtained, in which case Low-Income Credits, depreciation deductions, inclusion in basis of applicable indebtedness and other tax benefits will not be allowed until HUD approval is obtained and the escrow is released. See "Federal Income Tax Considerations—Ownership of a Property."

Acquisition of Development-Stage Complexes

The General Partner expects that the Partnership will invest a substantial portion of its Net Proceeds available for investment in Development-Stage Complexes. The date on which a Development-Stage Complex is "placed in service" for purposes of the Low-Income Credits may affect the value of the Low-Income Credits to the Partnership. The annual Low-Income Credit percentage of "qualified basis" to which the Partnership would be entitled is determined by the applicable federal interest rates for the month in which the Property is placed in service. See "Low-Income Credits and Rehabilitation Credits—Qualified Low-Income Properties." However, if pending legislation is enacted in substantially the form proposed, with the consent of the state credit agency, a Local Partnership would be entitled to make an election at the time it enters into a binding agreement with respect to a Property to apply the credit percentage applicable for the month in which such binding agreement is entered into, in lieu of the applicable credit percentage for the date on which the Property is placed in service. If such election is not available to the Local Partnership at the time it enters into agreements to acquire Development-Stage Complexes, the General Partner expects that the acquisition agreements relating to Development-Stage Complexes that have not been placed in service at the time of the Partnership's acquisition will contain provisions adjusting the acquisition price to take into account substantial delays in the "placed in service" date.

If construction of a Development-Stage Complex is not complete at the time the Partnership invests in the Local Partnership owning it, the General Partner expects that only approximately 40% of the Partnership's total investment in a Local Partnership will be paid at the time of the closing of such acquisition, with the balance to be paid at completion of construction. The General Partner will endeavor to require that, as a condition to receipt of such amount, the Local General Partner provide or obtain from the construction contractor construction completion guarantees, and provide or obtain from the construction contractor performance and payment bonds or letters of credit and agree to repurchase the interest of the Partnership in the Local Partnership if completion of construction is not achieved in a manner that is sufficiently timely or on budget so as to not prejudice the interests of the Partnership. If the Local General Partner does not provide performance and payment bonds or letters of credit, then the Local General Partner will be required to secure such repurchase obligation through the establishment of a cash escrow, financial bond, or letter of credit in the amount necessary to repurchase the Partnership's interest if necessary. The General Partner expects that, upon completion of construction and payment of the balance of the acquisition price, the Partnership be entitled to the payment of an amount equal to approximately 33% of the aggregate consideration paid by the Partnership for its Local Partnership Interest, exclusive of Acquisition Fees and Acquisition Expenses if the Property is not rented up through the leasing of an appropriate percentage of apartments to

qualified tenants or fails to achieve sustaining rental occupancy within stated periods after the closing. To secure the obligation of the Local General Partner in respect of such liquidated damages provision, the General Partner expects to require the Local General Partner to establish a cash escrow, financial bond or letter of credit that (a) will assure payment of the liquidated damage amount to the Partnership if the applicable contingency is not met or (b) may be utilized, in the discretion of the General Partner, to fund operating deficits. In addition, the General Partner will endeavor to require an adjustment in the purchase price of an investment in a Development-Stage Complex if construction is not completed on a reasonably timely basis and such failure causes a material loss or substantial deferral of Low-Income Credits.

Acquisition of Rehabilitation Properties

The Partnership may invest in Properties that are eligible for Rehabilitation Credits in addition to Low-Income Credits ("Rehabilitation Properties"). The General Partner does not expect that the Partnership will invest in a large number of such Properties. Accordingly, the General Partner anticipates that Properties that are eligible for the Rehabilitation Credit will represent a small portion of the Partnership's portfolio.

The utilization of Rehabilitation Credits is conditioned upon the certification of a building as historic by the Department of the Interior. Although the Partnership will take reasonable steps to assure that at least preliminary historic certification approval has been obtained from the Department of the Interior prior to investment, final certification will not have been received prior to the Partnership's investment in a Rehabilitation Property. To protect the Partnership against the risk that final Department of the Interior certification will not be received, the General Partner will require that the Local General Partner guarantee that such final certification will be received. The amount of the Rehabilitation Credit is 20% of certified rehabilitation expenditures (including expenses related thereto that may be capitalized for federal income tax purposes), and it is a condition to eligibility for such credits that the expenditures be more than $5,000 and that the aggregate amount of such expenditures exceed the adjusted basis of the Local Partnership in the Property at the time the rehabilitation begins. The credit is available in the year in which the structure is placed-in-service or in certain circumstances, in the year in which the expenditure is made. The Code provides that a particular Property can constitute both an historic rehabilitation project for purposes of Rehabilitation Credits and low-income housing for the purposes of the Low-Income Credits, but that the "qualified basis" for the Property on which Low-Income Credits may be calculated must be reduced by the amount of Rehabilitation Credits so taken. See "Low-Income Credits and Rehabilitation Credits—Rehabilitation Credit."

Mortgage Financing of Complexes and Acquisitions

The Partnership expects that between 50% and 90% of the purchase price of each Property will be financed with mortgage debt, which will enable the Partnership to claim Low-Income Credits with respect to eligible costs funded by such financing, other than seller financing, and not just the amount of the Partnership's cash investment. In general, it is expected that all Properties will be encumbered by first mortgage debt financing. In connection with the acquisition of a Local Partnership Interest, the General Partner will evaluate the financing of a Property and the likely debt service level that would be required to be maintained to service such debt and any eventual refinancing of such underlying debt, and will evaluate the existing and expected revenue levels generated by such Property. The General Partner will endeavor to acquire interests in Local Partnerships owning Properties subject to first mortgage financing having fixed rates and terms of 15 years or more. In certain limited circumstances, the Partnership may acquire interests in Local Partnerships owning Properties subject to variable rate financing or financing having a term of less than 15 years, provided that the General Partner requires the Local Partnerships to take steps to significantly reduce the risks associated with such financing, including but not limited to one or more of the following: (i) establishing maximum interest rates for

variable rate financing, (ii) obtaining accrual features, (iii) purchasing interest rate swaps, (iv) establishing debt service escrows from mortgage proceeds, surplus operating revenues, holdbacks of capital contributions or letters of credit, (v) obtaining Local General Partner guarantees, (vi) establishing extension options, and/or (vii) establishing mandatory refinancing requirements. The Partnership will not acquire interests in any such Local Partnership unless the General Partner reasonably believes that during the Compliance Period with respect to the Property owned by such Local Partnership, any interest rate fluctuation or term risk has been significantly reduced. There can be no assurance, however, that, regardless of the term or type of financing to which they are subject, any of the Properties will meet their debt service requirements, or that any Local Partnership debt will be able to be refinanced.

Some properties may also be subject to secondary financing. To the extent such financing is not provided by federal, state or local governments or their agencies, the material terms of such financing will be substantially the same as those of primary financing. Historically, secondary financing provided by federal, state or local governments or their agencies has not carried the same foreclosure risks as commercial financing because the agencies providing such financing often are responsible for providing housing incentives. Therefore, if secondary financing is provided by such governments or agencies, the terms of repayment may vary significantly from those of financing from other sources. There can be no assurance, however, that such governments or agencies will not enforce foreclosure upon a material default under secondary financing documents. In addition, seller financing is expected to be utilized with respect to Existing Complexes in selected instances when the General Partner deems it an appropriate technique to conform acquisition terms and conditions to the Partnership's investment objectives and parameters for the allocation of Low-Income Credits. Seller financing generally will not be included in the "qualified basis" of a Property. The terms of any applicable seller financing will be negotiated in connection with each acquisition, and may include provisions whereby interest is not due currently but accrues over the term of the financing.

It is expected that the construction of an Existing Complex will have been financed through the issuance by a state or local government agency of tax-exempt bonds and/or the utilization of one of a variety of types of federal government guarantees. The General Partner is, however, unable to predict the precise percentage of Properties in which the Partnership will ultimately invest that will have been so financed. The Tax Reform Act of 1986 considerably restricted the availability of new tax-exempt bond financing by state and local government agencies for private projects such as the Properties. See "Low-Income Credits and Rehabilitation Credits—Low-Income Credits Subject to State Allocation."

In addition to tax-exempt bond financing, several federal and state programs exist which may provide funds included in the first mortgage financing package of Properties in which the Partnership invests. Among these programs are the Urban Development Action Grant ("UDAG") and Housing Development Grant ("HODAG") programs, both of which provide concessionary financing to developers of, among other projects, low-income residential rental facilities. Often the terms of such financing provide for the payment of interest only to the extent of available cash flow from the financed project after payment of first mortgage debt service, and for the forgiveness of the principal amount of the debt to the extent that the proceeds of the disposition of the financed project are not sufficient to repay it. In return, the terms of such financing often provide for the payment of a significant share of any gain on the sale or other disposition of a financed project to the agency providing the financing. See "Government Assistance Programs" below. Because of the favorable terms under which UDAG and HODAG financing is generally provided, the amount of such financing is required to be deducted from the amount of eligible cost basis that would otherwise exist for the purposes of computing the level of available Low-Income Credits.

Management of the Properties

The General Partner expects that each Property in which the Partnership invests will be managed by a managing agent selected by the Local General Partner. Such managing agent may be an Affiliate

of the Local General Partner or the General Partner. The level of compensation for the management agent's services is expected to vary, and may be subject to limitations imposed by the existing underlying financing of the Property. Property Management Fees payable to managing agents will generally be limited to 5% of the gross revenues of the Property annually, but may be greater if permitted by applicable government regulations or agencies. The General Partner intends to require performance standards for management agents. Where possible, the General Partner will endeavor to obligate management agents to defer all or a portion of their Property Management Fees and Local Partnership Administration Fees to the extent necessary to enable existing revenues from the Property to cover debt service and operating expenses other than management fees. The General Partner expects that most arrangements with managing agents will not obligate the Local Partnership for periods longer than one year and will be terminable by the Local Partnership without penalty or other payment obligations at the conclusion of their term.

Operating Deficit Guarantees

The General Partner expects to require in connection with certain acquisitions that the Local General Partner agree to fund any operating deficits of the Local Partnership during a certain period of time generally ranging from three to five years following the Partnership's investment, and up to certain maximum amounts generally expected to be set at one of the following: (1) approximately 10% of the principal balance of the underlying first mortgage financing of the Property, (2) an amount equal to the aggregate projected operating expenses of the Local Partnership for the two operating years succeeding the date of the Partnership's investment or (3) an amount equal to approximately one-third of the Partnership's capital contribution. There can be no assurance that a Local General Partner will be able to comply with its obligation at such time, if any, as its Local Partnership suffers an operating deficit. A Local General Partner's inability to comply with such obligation could constitute or cause a default under a mortgage or other agreement concerning the Local Partnership, which default could result in recapture of Low-Income Credits or Rehabilitation Credits. Terms of such guarantees will be the subject of negotiation and may vary on a case by case basis. See "Risk Factors—Investment Risks—Reliance on Local General Partners."

Other Investment Policies

In addition to the investment policies described above, the Partnership will generally adhere to the following investment policies unless the General Partner determines that a deviation therefrom is in the best interests of the Limited Partners.

1. In order to meet the objective of limiting the liability of the Partnership to the amount of its investment in each Local Partnership, each Local Partnership Agreement will provide that:

(a) the Partnership will have no right to take part in the management or control of the business of such Local Partnership or to transact any business in the name of such Local Partnership; and

(b) the Partnership will have no authority or power with respect to a Local Partnership, except (i) to consent to certain matters proposed by the Local General Partner under limited circumstances specified in the Local Partnership Agreement and (ii) to consent to certain amendments to the Local Partnership Agreement, insofar as such consent is expressly required and provided for in such Local Partnership Agreement.

2. The Partnership will not issue senior securities, invest in other issuers (other than Local Partnerships), underwrite the securities of other issuers, offer Units in exchange for property or repurchase or otherwise reacquire Units; and

3. The Local Partnership's business will be limited to owning and operating the Property in accordance with the Partnership's principal investment objectives; the Local Partnerships will not have principal objectives inconsistent with the investment objectives of the Partnership.

Disposition of Properties/Local Partnership Interests

The Partnership expects that its holding period with respect to each Local Partnership Interest will be at least as long as the Compliance Period of the applicable Property. In addition, inasmuch as the Local Partnership Agreement will be required to provide that the General Partner will have the right to approve or disapprove certain major financial transactions proposed by a Local General Partner with respect to a Property, including the sale of the Property, the General Partner does not currently anticipate that any Property will be sold prior to the end of the 15-year Compliance Period with respect to such Property. If a Property and/or Local Partnership Interest therein is disposed of by the Partnership prior to the end of the Compliance Period, current law provides for the recapture of certain Low-Income Credits previously claimed. See "Low-Income Credits and Rehabilitation Credits—Recapture of Low-Income Credits."

The General Partner may, however, in appropriate circumstances cause the Partnership to avail itself of a procedure whereby one or more Properties may be transferred or disposed of prior to the end of the applicable Compliance Period. As contemplated by current law, the procedure entails: (i) a conclusion by the General Partner that it may reasonably be expected that, following the proposed transfer, the Property in question would continue to qualify as low-income housing, and (ii) the posting of a financial bond with the Secretary of the Treasury to assure payment of any tax liability resulting from the recapture of Low-Income Credits if the qualification of the Property as low-income housing does not continue for (or any other recapture event occurs during) the balance of the applicable Compliance Period. There can be no assurance, however, that any necessary governmental approvals required in connection with any such proposed disposition will be able to be obtained in a timely fashion, or that changes in the law or regulations will not eliminate the availability of such a procedure at the time the Partnership wishes to avail itself thereof.

In addition, the Partnership may consent to the sale of a Property or Local Partnership Interest under circumstances that might cause the loss or recapture of Low-Income Credits if the General Partner determines such sale to be in the best interests of the Partnership and the Limited Partners. In such event, the General Partner will endeavor to distribute any proceeds thereof (net of the expenses incurred by the Partnership in connection with such sale and/or any reserves that the General Partner deems advisable to establish) to the Partners of the Partnership prior to the date on which any tax liability arising from the recapture of previously claimed Low-Income Credits becomes payable. There can be no assurance that the proceeds of any such disposition will be sufficient to provide distributions to Partners in amounts equal to or in excess of any such tax liability.

In the event of a foreclosure, the Partnership would lose all of its interest in the Property securing the relevant debt and, in general, would realize gain to the extent that the amount of the indebtedness of the Partnership extinguished upon such foreclosure (or the Partnership's share of such debt if the Property is held by a Local Partnership) exceeded the Partnership's adjusted basis in the Property at the time of foreclosure (or the Partnership's share of the adjusted basis if the Property is held by a Local Partnership), even if the fair market value of the Property is less than the outstanding balance of the indebtedness secured by the Property. If the foreclosure occurred before the end of such Property's Compliance Period, current law provides for the recapture of certain Low-Income Credits previously claimed. See "Low-Income Credits and Rehabilitation Credits—Recapture of Low-Income Credits."

In the event that, for reasons beyond the control of the General Partner (such as a casualty or condemnation, or a breach of a Local General Partner's representations, warranties or covenants to the Partnership), a Property or Local Partnership Interest is required to be disposed of prior to December 31, 1989, the General Partner reserves the right, subject to the distribution of Sale or Refinancing

Proceeds calculated to be sufficient to discharge the Limited Partners' estimated federal tax liability (other than recapture liability) as a result of such disposition, to, prior to December 31, 1989, reinvest the proceeds of such disposition in another Local Partnership Interest which is reasonably expected to provide the same type of benefits to Limited Partners as an investment made at the outset of the Partnership.

Following the 15-year Compliance Period with respect to any Property, the General Partner anticipates that the Property or applicable Local Partnership Interest will be sold, refinanced or otherwise disposed of, and such transaction may give rise to Sale or Refinancing Proceeds available for distribution to Limited Partners. Sale or Refinancing Proceeds may also become available as a result of the amortization of the debt securing the Properties and the potential appreciation of the Properties. There can be no assurances as to the level, if any, of Sale or Refinancing Proceeds that will be available for distribution upon disposition of Properties and/or Local Partnership Interests. In addition, the nature of the Property may make it more difficult to effect an orderly liquidation of the Partnership's investments immediately after the 15-year Compliance Period has been concluded. The Partnership Agreement provides for the payment by the Partnership of a Disposition Fee to the General Partner in connection with any sale of a Property or Local Partnership Interest if the General Partner renders substantial services related thereto. See "Compensation and Fees to General Partner and Affiliates."

In connection with any disposition of a Property or Local Partnership Interest, the Partnership may (or may permit a Local Partnership to) engage in seller financing of the disposition of such Property or Local Partnership Interest by accepting a promissory note in partial payment of the sales price. In such event, the Partnership would be subject to the credit risk that the obligor on such promissory note would default in its payment obligations to the Partnership, and the distribution by the Partnership of Sale or Refinancing Proceeds, if any, would be further delayed to the extent of the principal amount of such promissory note. Accordingly, there can be no assurance of the timing of the distribution of Sale or Refinancing Proceeds to Limited Partners. Such Sale or Refinancing Proceeds as are distributed will be distributed as set forth under "Profits, Losses and Distributions."

Interim Investments and Reserves

Although it is not possible to determine the date at which the Partnership's capital will be fully invested, the Partnership expects its Net Proceeds to be fully invested within 18 months after the Last Closing Date. Net Proceeds of this Offering that have not been invested or applied to Reserves or the payment of Operating Expenses by December 31, 1989 will be distributed to Limited Partners pro rata as a return of capital. Pending investment in Local Partnership Interests, the Net Proceeds of this Offering may be invested in Permitted Interim Investments.

The Partnership intends to initially establish 4.5% to 5.5% of the Gross Proceeds as Working Capital. The General Partner may, however, in its sole discretion, increase or decrease the amount of Working Capital as it deems necessary or appropriate. In the event of a decrease in the amount of Working Capital not otherwise used or reserved to pay Partnership expenses, any excess funds may be invested in Local Partnerships or distributed to investors, in the discretion of the General Partner. The Partnership may also establish, increase or decrease its Reserves in addition to its Working Capital, in the discretion of the General Partner. Amounts held in Reserves will be available to pay current or future Partnership Administration Fees, Additional Administration Fees and Partnership Management Fees. See "Compensation and Fees to General Partner and Affiliates" and "Summary of the Partnership Agreement—Partnership Expenses." If such Reserves and any other available income of the Partnership are insufficient to cover the Partnership's operating expenses and liabilities, it may be necessary to accumulate additional funds from Cash Flow or to liquidate investments in one or more Properties. The Partnership's Reserves may be increased or decreased from time to time by the General Partner in order to reflect anticipated costs and expenses and potential losses, and in certain circumstances the level of Reserves may exceed an amount equal to 5.5% of the Gross Proceeds of this Offering. The amount of Cash Available for Distribution and/or Sale or Refinancing Proceeds, if any,

that is available for distribution to the Limited Partners may be affected accordingly. See "Management's Discussion and Analysis of Financial Condition of the Partnership."

Government Assistance Programs

Some of the Properties will benefit from one or more forms of federal or state housing assistance described below. The Partnership will only make investments in Local Partnerships owning Properties which qualify for some type of federal, state or local subsidy or which have several years of operating experience that, in the opinion of the General Partner, has been successful. Some or all of the programs described below may limit the extent of or prohibit cash distributions from the affected Local Partnership during the pendency of the program. The following summary is intended only to provide a general understanding of such programs. The summary is not intended to be all inclusive nor should it be taken as any assurance that the regulations governing such programs will not change.

Section 8 Housing Assistance

General Terms. Authorized under Section 8 of the United States Housing Act, the Section 8 Housing Assistance Program has since 1974 been the primary source of federal housing assistance for privately owned, multi-family rental projects. At various times, assistance has been available and awarded to newly constructed housing, substantially rehabilitated housing, moderately rehabilitated housing and "existing" housing not in need of rehabilitation.

The Section 8 Program provides rent subsidies paid by HUD to project owners on behalf of qualified lower-income tenants. The size of the subsidy payment is the difference between the HUD approved monthly rent for a particular unit in a particular market (the "Contract Rent") and a statutorily set percentage of the tenant's monthly income, generally 30%. Such payments are made to project owners under a Housing Assistance Payments Contract ("HAP Contract"). The Contract Rent (which includes utilities and essential management and maintenance costs) generally cannot exceed the HUD-established fair market rent for comparable privately owned housing in the project's market area and must also be reasonable in relation to the quality, location, amenities, and mortgage payments of the project. The Contract Rent written into the HAP Contract may be adjusted by HUD on at least an annual basis in order to accurately reflect changes in fair market rental values.

Eligibility Standards. To be eligible for subsidies, the housing units must be rented to "lower-income families" or "very low-income families" at the time of their initial occupancy. "Very low-income families" are defined as families whose incomes do not exceed 50% of the median income in the area; "lower-income families" are defined as families whose incomes do not exceed 80% of the median income in the area. HUD may vary these income ceilings for smaller or larger families or in cases where the area median income is unusually low or high. For purposes of Section 8 subsidies, the term "families" includes single-person households in the case of a person who is elderly, disabled, handicapped, displaced or the remaining member of a tenant family. Statutory amendments enacted in 1981 reserve most subsidized housing for "very low-income families."

Tenants pay the project owners a set portion of their income as rent. The percentage of income varies depending on the size of the family and its income level. The rent paid is the highest of the following amounts: (1) 30% of the family's monthly income after certain adjustments; (2) 10% of the family's monthly income; or (3) if the family is receiving public assistance and part of the payments is specifically designated by the welfare agency for housing, the portion of those payments so designated. The project owner is responsible for the collection of the tenants' rental payments. Thus, the total rental income from subsidized housing units payable to a Local Partnership is equal to the Contract Rent, with part of the Contract Rent being met by direct tenant payments and the remainder being the subsidy paid to the project owner by HUD.

Owners may not lease more than ten percent (10%) of the assisted units in a project to ineligible families without the prior approval of HUD. Violation of this requirement is a violation of the HAP

Contract and grounds for legal action, including specific performance of the contract, suspension or debarment from HUD and reduction of the number of units under the contract.

Limitations on Subsidy. Generally, the Section 8 subsidy is payable with respect to the dwelling unit only when it is occupied by a "very low-income" or "lower-income" family. However, in the case of projects that received HAP Contracts when they were newly constructed or substantially rehabilitated, if a vacancy occurs during the course of the lease and the vacancy is not the fault of the owner, the owner may receive payments in the amount of 80% of the Contract Rent for 60 days. If the vacancy continues for more than 60 days and the owner has fulfilled certain requirements, he may receive payments equal to debt service attributed to the vacant unit for up to 12 additional months.

In the case of moderately rehabilitated or existing units, if a unit becomes vacant after the initial occupancy for reasons other than a violation of the lease, the contract, or the law, the project owner may receive the housing assistance payments due under the HAP Contract for the duration of the month in which the tenant vacates the unit as long as the unit remains vacant and should the unit continue to remain vacant, the owner may receive a housing assistance payment in the amount of 80% of the Contract Rent for a period not to exceed an additional month.

In all cases, the payments are reduced by the amount of any rent collected by the owner and are payable only if the tenant has vacated the unit in violation of his or her lease or tenancy agreement. In order for a project owner to receive these vacancy payments, it must fulfill certain requirements outlined in the applicable statutes and regulations.

The term of the HAP Contract varies and is dependent upon the type of project and the method of financing. For new construction and substantial rehabilitation, the term of the HAP Contract ranges from 20-40 years. For moderate rehabilitation, the HAP Contract is for a fixed term of 15 years. For "existing" housing, the HAP Contract is typically for a term of 5 years, although the contract may be renewed periodically for a total of 15-20 years.

If over a period of time a significant number of units in a Section 8 project are not leased to eligible tenants, HUD may reduce the number of units covered by the Section 8 contract. HUD may later restore reductions previously made if there is a demand for the units, if contract authority is available and if the project owner otherwise has a record of compliance with the HAP Contract.

Limitation on Distributions. The distributions of project revenues to profit-motivated owners of certain newly-constructed projects cannot exceed a 10% annual return on stated equity (defined by HUD as 10% of the HUD-certified replacement cost of the project), as adjusted by HUD. In the case of projects limited to occupancy by elderly residents, the owner's return is limited to 6% of stated equity. Funds in excess of those which may be distributed to owners are placed in a residual receipts account. If project funds are insufficient to pay a year's allowable return, the shortfall may be made up from surplus project funds in later years.

Compliance with Subsidy Contracts. The HAP Contract and related agreements contain numerous undertakings on the part of the project owner, including maintenance of the project as decent, safe and sanitary housing and compliance with a number of requirements typical of federal contracts (such as those relating to nondiscrimination, equal employment opportunity, relocation, pollution control and labor standards). Noncompliance by the project owner might endanger the payment of the federal subsidy. The management duties of the owner are detailed in the regulations. The owner is responsible for marketing, selection of tenants, reexamination of family incomes, evictions and other terminations of tenancy, collection of rent and repair and maintenance. The owner must also establish and maintain a replacement reserve in an interest-bearing account to aid in funding extraordinary maintenance and repair and replacement of capital items.

Adjustments of Subsidy Amounts. The statute and applicable regulations contain various provisions for review and readjustment of the amount of the Contract Rent upward or downward,

subject to the limitation that in no case shall the adjustment lower the Contract Rent below that effective on the date of the HAP Contract.

The regulations provide for HUD to determine an Annual Adjustment Factor (the "Factor") at least annually for each geographic area and to publish such Factors in the Federal Register. On each anniversary date of the HAP Contract, Contract Rents are automatically adjusted in accordance with the applicable Factor, so long as HUD has determined that there is no material difference between the resulting Contract Rent and the rent for comparable nonassisted rent levels in the project's market area. In addition, the regulations provide for special additional adjustments to reflect increases in actual and necessary expenses of owning and maintaining the subsidized units. There can be no assurance that the Factor will allow an increase in Contract Rents sufficient to cover the increased costs of operating the project or that, if the Factor is not sufficient, the project will qualify for a special additional adjustment. In addition, HUD reserves the right to reduce the Section 8 Contract Rents if use of the Factor would lead to material differences between the rents charged for assisted and comparable nonassisted units.

Housing and Community Development Act of 1987 (the "Act"). The Act provides that HUD may not reduce the Contract Rents in effect on or after April 15, 1987, for certain newly constructed, substantially rehabilitated, or moderately rehabilitated projects assisted under Section 8 (including certain projects assisted under Section 8 as in effect prior to November 30, 1983), unless the project owner's periodic payments have been reduced due to refinancing.

The Act also provides that rent adjustments may not result in material differences between rents for assisted and unassisted units of similar quality and age in the same market area. An automatic annual adjustment factor will be used if HUD or the appropriate state agency fails to submit a comparability study to the project owner at least 60 days before the anniversary date of the HAP Contract.

With respect to areas that have rent control (and where such assisted units have been exempted therefrom to induce owners to provide housing to low-income residents), the maximum monthly rate permitted under Section 8 for assisted units exempt from local rent control must be reasonable in comparison with nonrent controlled units in the market area.

Section 236 Program

Section 236 of the National Housing Act ("Section 236") was designed to provide incentives for private industry to build new or rehabilitated rental and cooperative housing for lower-income families. The Section authorizes HUD to provide mortgage loan insurance and mortgage interest reduction payments for housing developments. The program provides federal insurance of private mortgages having terms of up to 40 years and involving principal obligations not in excess of the lowest of the following: (a) For such part of the project attributable to dwelling use an amount per family unit as statutorily determined by HUD; (b) With respect to new construction involving a nonprofit mortgagor, an amount not exceeding 100% of the total estimated replacement cost of the project when the improvements are completed, as determined by HUD; (c) With respect to new construction involving limited distribution mortgagors, 90% of HUD's estimate of the replacement cost of the project when the proposed improvements are completed; (d) With respect to a project which is to be repaired or rehabilitated by a nonprofit mortgagor, the sum of the estimated cost of the repairs or rehabilitation of the project and HUD's estimate of the value of the property prior to such repairs or rehabilitation; and (e) With respect to a project which is to be repaired or rehabilitated by a limited distribution mortgagor, 90% of the sum of the estimated cost of the repairs or rehabilitation of the project and HUD's estimate of the value of the property prior to such repairs or rehabilitation.

Section 236 also provides that HUD shall pay to the mortgagee interest reduction payments thereby reducing the project owner's monthly mortgage payment. The interest reduction payment is equal to the amount of the difference between the monthly installment for principal, interest and

mortgage insurance premium which the project owner is obligated to pay under the mortgage and the monthly payment for principal and interest the project owner would be obligated to pay if the mortgage were to bear interest at the rate of 1% per annum. HUD may terminate the interest subsidy payments in certain circumstances.

The interest reduction payments, discussed above, are passed through to the tenants in the form of lower rents. For each dwelling unit in the project, a "basic rent" is calculated, assuming a 1% interest rate on the long-term mortgage loan. Each tenant is required to pay the higher of the basic rent for this unit or 30% of his monthly family income as computed pursuant to HUD regulations, but in no event may the actual rental payment of the tenant exceed the market rent for comparable units in that locality.

Tenant eligibility for projects receiving interest reduction payments under the HUD Section 236 Program is determined on the same basis as under the Section 8 Program. See "Section 8 Housing Assistance."

With respect to projects owned by limited dividend entities, rents were initially established so that, at 95% occupancy, after payment of all expenses and reserve fund deposits, the cash available for distribution would not exceed 6% of the "initial equity investment" in the project as determined by HUD. The "initial equity investment" usually equals 10% of the replacement cost of the project. In no event may cash distributions to the owner of a project exceed in any year 6% of the owner's initial equity investment, although shortfalls in one year may be paid in subsequent years.

A profit-motivated owner generally may not, without HUD consent, fully prepay a mortgage loan insured under Section 236 for the first 20 years of the loan. If the owner is receiving payments under the Rent Supplement Program or is a nonprofit entity, the owner may not, without HUD consent, fully prepay the loan at any time. In addition, the Act imposes additional prepayment restrictions on properties that obtained mortgage loan insurance under Section 236.

The level of subsidy established by the HUD Section 236 Program is ordinarily fixed in amount and generally is not increased to cover rising and often inflationary increases in housing development operating expenses, particularly utility costs. Such increased operating expenses can be paid for only by the tenants through higher "basic rents." The possible consequences of higher project operating costs over the operational years of the project could be (i) rent levels that do not keep pace with escalating operating costs, thereby reducing or eliminating the cash flow from the housing development or placing the project in a deficit cash position, or (ii) increased rent levels that cause tenants to pay higher portions of their monthly incomes for rent that may cause tenants to leave the housing development, leading to an increased vacancy rate among the development's units.

However, the Act provides that with respect to certain projects assisted under Section 236 and the Rent Supplement Program, HUD must offer to amend contracts annually with owners of such projects to provide sufficient payments to cover 100% of the necessary rent increases and changes in the income of eligible tenants.

Urban Development Action Grants

Urban Development Action Grants ("UDAGs") assist cities and urban counties which are found by HUD to be experiencing severe economic distress, in order to help stimulate the economic development activity that may be needed to aid in local economic recovery. HUD endeavors to provide economic stimulus through a combination of public and private investments in economic development projects. HUD generally requires that the private sector's financial commitment be secured by the community prior to preliminary HUD approval of a UDAG project.

The UDAG program is intended to help revitalize cities and urban counties that have met minimum criteria that indicate severe economic distress, and that have also demonstrated results in providing housing for low and moderate-income persons and in providing equal opportunity in

housing and employment for low and moderate-income persons and members of minority groups. Communities which do not meet the distress criteria may qualify for UDAGs if they are found by HUD to contain distressed areas defined as "Pockets of Poverty." The community must meet special eligibility criteria and plan to target the UDAG assistance and benefits to the residents of the "Pocket" area.

Section 221(d)(3) Market Rate Program

Many projects which receive Section 8 assistance as described above are financed with mortgages insured under Section 221(d)(3) of the National Housing Act. Section 221(d)(3) provides for federal insurance of private 40-year mortgage loans to finance new or rehabilitated rental apartment complexes containing five or more units. Payments of principal, interest and HUD mortgage insurance premiums are made in equal monthly installments. This program provides housing for families of moderate income, families eligible for and receiving Section 8 assistance, and families displaced as a result of urban renewal, government action or disaster.

A profit-motivated owner generally may not, without HUD consent, fully prepay a mortgage loan insured under Section 221(d)(3) for the first 20 years of the loan, and a nonprofit owner may not, without HUD consent, fully prepay the loan at any time. The mortgage may also contain provisions for a prepayment charge or, under certain circumstances, may contain other provisions restricting prepayment. In addition, the Act provides additional prepayment restrictions on properties with Section 221(d)(3) mortgages that also receive rent supplements or subsidies under the Section 8 Program or Section 101 of the Housing and Urban Development Act of 1965. Under the Section 221(d)(3) Market Rate Program, HUD does not normally restrict the rents that may be charged or the cash distributions to the owner. However, if the project is receiving a subsidy under the Rent Supplement Program or the Section 8 program, HUD regulates rent levels and cash distribution.

If an owner remains in default under a Section 221(d)(3) mortgage loan beyond the cure period, the lender may either foreclose on the mortgage or assign it to HUD in return for the payment of mortgage insurance benefits.

Section 221(d)(3) Below Market Interest Rate (BMIR) Program

Under Section 221(d)(3) of the National Housing Act, HUD formerly insured and subsidized 40-year mortgages with below market interest rates as low as 3%. Eligible tenants are generally those with incomes below 95% of median for the area, although over-income tenants are allowed to remain in the development if they pay 120% of the otherwise applicable rents. Rents are set at a level necessary to amortize the mortgage, pay operating expenses and return a limited profit in cases where the owner is a for-profit developer. The development must remain available for eligible tenants for at least 20 years in the case of a development owned by a limited distribution sponsor and for the full term of the mortgage loan in the case of a development originally owned by a nonprofit sponsor. Requirements and conditions under the Section 221(d)(3) BMIR Program are substantially as described above for the Section 221(d)(3) Market Rate Program, except that HUD regulates rent levels even if the project is not receiving any additional subsidy.

Section 221(d)(4) Program

Section 221(d)(4) of the National Housing Act provides for federal insurance of privately financed market rate mortgages for new or rehabilitated rental housing projects containing five or more housing units. This program does not have income limits for project tenants; however, a project insured under this program may include, as tenants, families receiving assistance under the Section 8 Program. Mortgages in amounts up to 90% of the FHA-approved replacement cost of the project may be insured under this program. Rent levels and cash distribution to owners are not regulated, except that Section 8 Program restrictions apply to a project receiving subsidies under that program.

Mortgages insured under Section 221(d)(4) may be prepaid in full at any time without HUD's consent. The mortgagee may insert and enforce an optional provision requiring that if the prepayments made in any calendar year exceed 15% of the original principal amount of the mortgage, the mortgagee will be allowed to collect a reasonable prepayment charge.

Default and foreclosure provisions are substantially as described above for the Section 221(d)(3) Market Rate Program.

Existing Multi-family Rental Housing (Section 223(f))

Section 223(f) of the National Housing Act authorized HUD to insure mortgage loans made to purchase or refinance existing multi-family projects originally financed with or without federal mortgage insurance. Existing multi-family projects which do not require substantial rehabilitation may receive HUD mortgage insurance under this program. The principal objectives of the program are to permit the recasting of mortgages in older, declining neighborhoods over a longer period of time or at a lower interest rate, to enable owners to reduce carrying costs and to preserve an adequate supply of affordable rental housing. To be eligible for the program, a property must consist of five or more dwelling units and must have occupancy that produces rental income sufficient to pay operating expenses and annual debt service and to fund a reserve fund for replacements.

The maximum mortgage under Section 223(f) cannot exceed 85% of the lender's estimate of the value of the property although HUD, in certain circumstances, can increase this amount to 90% if the property meets certain special eligibility requirements. Unlike most HUD programs, which provide for mortgage loans of 40 years duration, the 223(f) Program generally provides for mortgage loans of not less than 10 nor greater than 35 years' duration.

The Section 223(f) Program does not provide specific income restriction for tenants. The maximum rentals that can be charged are determined by HUD on a property-by-property basis, and cash distributions to certain types of owners are limited. Some developments with mortgages insured under the 223(f) Program have secondary financing, which generally cannot exceed the lesser of 7.5% of the estimated value of the property or 7.5% of the cost of acquisition.

Default and foreclosure provisions are substantially as described above for the Section 221(d)(3) Market Rate Program. An owner generally may not, without HUD consent, prepay a mortgage loan insured under Section 223(f) for the first five years, and in some cases the first twenty years, of the loan. HUD regulations provide that such consent will be given only under very limited circumstances.

Investors, builders, developers and others who meet HUD requirements are eligible for this assistance.

Housing Development Grant ("HODAG") Program

Pursuant to the Housing and Urban-Rural Recovery Act of 1983, HUD is authorized to provide a "front end" grant from the federal government to a unit of local government, from which grant the unit of local government may make a grant or loan to provide financial assistance, including interest reductions, to entities which construct or substantially rehabilitate apartment complexes. Such grants are available to areas that HUD determines have severe shortages of decent rental housing for families and individuals without other reasonable and affordable housing alternatives in the private market. Such grants are awarded on a nationally competitive basis.

The owner of the apartment complex receiving HODAG funds is required to rent at least 20% of the units to tenants who meet the Section 8 eligibility test. Thus, 20% of the units must be dedicated to families whose incomes do not exceed 80% of the median income of the area. Rents charged for the units designated for lower income occupancy may generally not exceed 30% of the adjusted income for a family whose income equals 50% of the area median income, as determined by HUD. HUD

provides the median income data and standard income adjustments to be used by owners in establishing the maximum rents for lower income units.

During the 20 year period (which commences when the project is initially available for occupancy), owners may not convert units to condominium ownership or any form of cooperative ownership which would be ineligible for assistance under the HODAG Program.

In renting units, owners may not discriminate against prospective tenants because of their eligibility for, or receipt of, housing assistance under any Federal, State or Local housing assistance program, or because such tenants have children.

The owner and grantee must enter into an agreement requiring the owner to comply with certain statutory and regulatory restrictions. The grantee is responsible for assuring that the owner complies with the agreement. HODAG assistance constitutes a debt of the owner (including its successors in interest) to the grantee, which is repayable in the event of the Owner's failure to comply with the Agreement. In the event of an uncorrected violation, the owner will be required to pay the grantee an amount equal to the total amount of the housing development grant assistance, plus interest thereon at a rate which is determined by HUD based on the Federal Government's borrowing rate, less 10% for each year in excess of 10 years from the effective date of the agreement. The owner's contingent debt must be secured by a security instrument. In addition, certain requirements are imposed as covenants running with the land or deed restrictions for the term of the project as defined in the grant agreement.

Community Development Block Grant

The Community Development Block Grant ("CDBG") program distributes seventy percent of its available funds through annual "entitlement" grants on a formula basis to metropolitan cities and urban counties. The remaining 30 percent is distributed either by states electing to administer their own "small cities" programs or by HUD on a competitive basis.

Cities and urban counties ("Grant Recipients") must give maximum feasible priority to CDBG activities which either benefit low- and moderate-income persons, aid in the elimination of slums and blight or address urgent needs of the community.

The terms and conditions of the grant or loan of CDBG funds from a Grant Recipient to a developer are negotiated between the Grant Recipient and the developer and are generally similar to those required under the UDAG program.

Rental Rehabilitation Grant Program

The Rental Rehabilitation Grant Program provides grants on a formula basis to metropolitan cities and urban counties. In addition, subject to the availability of contract and budget authority for certificates or vouchers under the Section 8 program, HUD will allocate authority for up to one housing voucher or Section 8 Existing Housing Rental Certificate for each $5,000 of rental rehabilitation grant received by a grantee.

Rental rehabilitation funds may be used for up to one-half the total eligible rehabilitation costs of the project. Eligible rehabilitation activities are those deemed necessary to correct substandard conditions, make essential improvements, and repair major systems in danger of failure.

After rehabilitation, 100 percent of the units in the local program must be occupied by lower-income families. This may be reduced to 70% if the grantee certifies that certain circumstances exist. HUD may reduce the low-income benefit standard to not less than 50 percent, at the request of the grantee, where HUD makes certain determinations. In addition, an equitable share (generally, 70 percent of the grantee's allocation) of grant funds must be used to aid large families. Grants may be used only in neighborhoods where the median income does not exceed 80 percent of the median income for the area and where rents are not likely to increase at a rate significantly greater than the rate

for rent increases that can reasonably be anticipated to occur in the market area for the 5 year period following the selection of the neighborhood.

The grantee and owner are required to execute an agreement whereby the owner agrees not to convert the units in a project rehabilitated with rental rehabilitation grant amounts to condominium ownership or cooperative ownership not eligible to receive such grants for at least 10 years commencing on the date on which the rehabilitation of the units in the project is completed.

HUD Regulatory Agreements

Every owner of a development financed by a HUD-insured mortgage is required to enter into a Regulatory Agreement with HUD (the "Regulatory Agreement"). Under the terms of a Regulatory Agreement, the owner agrees to establish and maintain a reserve for replacements. Subsequent disbursements from the replacement reserve are subject to HUD approval. In addition, rent increases are in some cases subject to HUD approval. Regulatory Agreements relating to various programs also limit the amount which can be distributed to an owner after payment of principal and interest due under the mortgage, mortgage insurance premiums, reserves required by the Regulatory Agreement and other operating expenses ("Surplus Cash").

Where rent subsidies are provided to tenants of a project, additional limitations are imposed on the ability of an owner to distribute Surplus Cash. Various criteria are applied to tenant incomes to determine eligibility. Thus, for a tenant to remain eligible for such subsidies, his or her income may not exceed established levels. It should be noted, however, that HUD does not guarantee occupancy. If units are available after giving priority to families of low and moderate income levels, the units may be rented to the public at market rates, and the applicable rent subsidies may not be used. Various restrictions apply regarding the use of such remaining subsidies, depending upon the program involved.

If a project is unable to generate sufficient funds to pay its operating expenses, HUD has the power to approve a deferment of any or all of the payments required under a mortgage or Regulatory Agreement for a specific period of time. However, HUD does not insure the profitability of a project, and there can be no assurance that HUD will allow any such deferments in the event a project cannot meet its operating expenses.

Transfer of Physical Assets

Whenever an owner of a project financed by a HUD-insured mortgage desires to sell or otherwise transfer ownership of a project, HUD approval must first be obtained. HUD has established specific procedures and requirements that apply to any transfers. The package of documents required by HUD, before it will approve a transfer, is known as a Transfer of Physical Assets ("TPA") Application.

In order to obtain HUD approval of a TPA Application, the following requirements must be met:

(i) The proposed owner/managing general partners must be acceptable to HUD. In order to satisfy this requirement, each prospective owner must (a) obtain previous participation clearance, (b) satisfy HUD that he/she has sufficient experience to operate the particular project, and (c) in the case of a troubled project, have an owner/managing general partner who has demonstrated the ability to successfully own and manage troubled multi-family projects;

(ii) The proposed property management agent must be acceptable to HUD;

(iii) The amount of cash to be contributed by the prospective owner must be sufficient to enable the project to be restored to a sound physical condition within an acceptable time frame;

(iv) The project's other financial needs must be satisfied through either (a) a cash contribution by the prospective owner in an amount sufficient to clear up delinquent accounts payable and mortgage deficits, or (b) an acceptable workout agreement;

(v) HUD's other regulations must be satisfied; and

(vi) Where secondary financing is involved (including the use of second mortgages or contracts of sale), various other requirements apply to ensure that the security of HUD is not jeopardized.

Transfers from non-profit to profit-motivated entities must comply with additional requirements. These requirements reflect HUD's stated policy to allow such transfers only where necessary to resolve the problems of a project because the non-profit owner lacks the capability or willingness to successfully own and operate the project, or where the financial needs of the project cannot be satisfied without additional cash contributions. Where the sole basis of a proposed transfer is the lack of capability/willingness of the existing non-profit owner to operate the project, the non-profit seller must satisfy HUD that there is no capable, non-profit sponsor in the area interested in assuming ownership. Generally, the non-profit seller can certify that it has offered the project to other non-profit entities presently operating in close proximity to the project, and has received no offers to purchase the project.

As a condition to approval, generally a cash contribution must be made to the project in an amount equal to the greater of 15% of the unpaid principal balance of the mortgage, or an amount sufficient (in addition to other subsidies provided to the project) to meet the physical and financial needs of the project as determined by HUD. The cash contribution is generally paid during a two-year period, although HUD has the authority to extend this time to a three-year period. The cash is placed in either the reserve for replacement account or a restricted bank account, withdrawals from which must be approved by HUD.

A profit-motivated entity seeking to acquire a project owned by a non-profit entity must satisfy HUD that it is capable of (1) providing a local general partner acceptable to HUD, or if none is available, that it is able to adequately operate the project without a local general partner; (2) providing sound management for the project; and (3) responding to the needs of the tenants. In addition, the purchaser must be able to demonstrate an overall capacity, including financial capacity, to operate the project successfully during the remaining term of the mortgage.

HUD regulations provide that upon a determination and finding of good cause, HUD may waive any provision applicable to a transfer from a non-profit to profit-motivated entity.

In addition, the prospective owner must agree to execute and be bound by the terms of the Regulatory Agreement and, in certain circumstances, the HUD-insured mortgage. A profit motivated entity acquiring a project from a non-profit entity will be limited by the Regulatory Agreement to a 6% distribution of the purchaser's actual cash contribution to the project.

If all of the foregoing requirements are satisfied and the sale is determined to have no adverse impact upon the project or HUD's interest, preliminary approval will be granted by HUD. Upon receipt of preliminary approval, the transfer of ownership may be completed. HUD also permits a transfer in escrow under certain circumstances. See "Processing a TPA under the Escrow Closing Option," below. Thereafter, HUD will issue its final approval of the TPA Application.

Processing a TPA Under the Escrow Closing Option

Under the escrow closing option, a purchaser and seller are permitted to close a transaction in escrow, and within 10 days thereafter submit to HUD all documents required for a conventional full review. However, prior to closing, the purchaser must obtain HUD's consent to close in escrow and submit to HUD, among other documents, a certified physical inspection report and cost analysis of needed repairs for the project. Said physical inspection report and cost analysis must be prepared by an architect or engineer who is professionally designated and presently licensed by the licensing authority in the jurisdiction where the property is situated.

The physical inspection report must be accompanied by an escrow agreement which places in escrow, with an acceptable financial institution or escrow agent, monies amounting to 125% of the cost of repairing the project's physical deficiencies as estimated by the inspecting architect or engineer. Such financial institution or escrow agent must be independent from all parties to the transfer.

With respect to projects whose mortgages are held by HUD, the escrow agreement must also place in escrow 50% of the dollar amount of any mortgage delinquencies through principal. In addition, under certain circumstances HUD will require that 100% of the dollar amount of any flexible subsidy loans or grants benefitting the project be placed in escrow.

All transactions involving the transfer of projects from non-profit to limited dividend entities do not qualify for use of the escrow closing option.

Rent Supplement Program

Section 101 of the Housing and Urban Development Act of 1965 provides for federal payments directly to the owners of certain rental housing properties to supplement the rent paid by tenants who otherwise would be unable to afford such dwelling units. Such supplemental payments may be made on behalf of 20-40% of tenants in a development under the 236 program and any percentage of tenants in one under the 221(d)(3) program. Each tenant pays 30% of his or her adjusted income toward rent. The federal government pays the owner the difference between the basic rent and the tenant's contribution but in no event more than HUD's contractual obligation. If a Rent Supplement tenant's income rises, he or she continues to pay 30% of his or her income toward rent, resulting in an increase in payments by the tenant and a reduction in the government supplement. HUD may offer to convert 40-year, fixed sum Rent Supplement contracts to shorter term Section 8 contracts.

The HUD Section 11(b) Program

Under this financing method, typically the construction and long-term mortgage loans for a development receiving Section 8 assistance are made from the proceeds of tax-exempt notes or bonds issued by a non-profit corporation that is authorized to issue obligations, interest on which is exempt from federal income taxation under Section 11(b) of the United States Housing Act. Certain public agencies may approve the creation and program of a private non-profit corporation that is decreed by HUD to be an instrumentality of the public agency. The public agency is required to retain certain limited supervisory functions over the non-profit corporation and the apartment development which it finances.

Funds raised pursuant to Section 11(b) offerings have been used to make construction and/or long-term mortgage loans to limited partnerships developing low-income properties. Typically, the mortgage loans are insured by HUD under the Section 221(d)(4) program, although the loans may be insured under another program or may be uninsured. The term of the mortgage revenue bonds normally coincides with the term of the long-term mortgage loan. The owner makes monthly payments of principal and interest on the long-term Mortgage Loan to the trustee pursuant to the long-term mortgage note, which the trustee applies against the outstanding indebtedness of the principal and interest on the bonds, and to other items.

There may be limitations imposed on development involving Section 11(b) financing that would not arise in a Section 8 assisted development financed under other methods, such as limitations pertaining to refinancing.

The non-profit corporations serving as instrumentalities generally have no substantial assets. Their obligations are secured solely by the property revenues and are not obligations of the local housing authorities, the state or any other political subdivision thereof.

Flexible Subsidy Program

HUD has established a Flexible Subsidy Program under which HUD makes loans to provide assistance to restore or maintain financial soundness, to improve management and to maintain the low to moderate-income character of certain projects assisted under the National Housing Act that might otherwise be in financial distress. Assistance payments under the Program may be used to correct physical deficiencies, to reduce deficiencies in replacement reserve funds, and to fund project operating deficits. Any project assisted under the HUD Section 236 Program or certain other Programs is eligible to receive loans under the Flexible Subsidy Program. Before agreeing to provide a Flexible Subsidy, HUD must determine that the assistance, when considered with the other resources available to the project, will restore or maintain the financial soundness of the project and maintain its low and moderate-income character. As a condition to providing such funds, HUD requires the execution of an agreement by which the owner agrees that the project will continue to be operated as low and moderate-income housing.

Farmers Home Administration Rural Rental Housing Program

Section 515 of the Housing Act of 1949 authorizes FmHA, an agency of the U.S. Department of Agriculture, to provide direct mortgage loans for rural rental housing. Such loans are extended to qualified sponsors organized exclusively for the purpose of providing housing, in amounts of up to 95% of housing development costs as determined pursuant to FmHA regulations and for terms of up to 50 years. The sponsor of a development must establish a cash reserve for initial operation expenses in an amount equal to 2% of the cost of the development.

In addition, FmHA may provide a limited distribution owner with mortgage interest subsidies after the completion of the development, the benefits of which the owner must pass on to eligible tenants in the form of lower rents. The subsidy amount is equal to the difference between the payment that would be required for principal and interest on a market interest rate mortgage and the amount that would be required on a mortgage with a 1% interest rate for an apartment development not assisted under the Section 8 program, and a rate of 1% below the prevailing FmHA rate for a Section 8 assisted apartment development.

FmHA regulations limit cash distributions to owners of developments that it finances with interest subsidies to a maximum annual return of 8% per annum on a cumulative basis on their 5% equity contribution. The initial rental schedule and any subsequent increases in rents require FmHA approval and must be structured to provide not more than the maximum permissible cash distributions after payment of debt service, required reserve fund deposits and estimated operating expenses. FmHA also requires that a reserve account be established over the first ten years of operation of the development, with 1% of the total construction costs being payable annually to the account from operating revenues during this period. This account is used to meet loan obligations in the event debt service is not sufficient to repair or replace furnishings and equipment lost by catastrophe or long range depreciation and for certain purposes approved by FmHA.

FmHA regulations also require that, in selecting tenants for a housing development participating in the rural rental housing program, an owner must give preference to those whose income does not exceed levels established by FmHA. FmHA approval is required for changes in a partnership agreement, including changes in general and limited partners.

FmHA approval is required if an owner wishes to sell the development, and FmHA can require that the owner repay the loan or refinance the development if at any time FmHA determines that the financial position of the development has reached the point where the owner can repay or refinance it at reasonable rates and terms through a commercial lender.

For all Section 515 loans approved on or after December 21, 1979, FmHA regulations require the owner to represent that no person eligible to occupy such housing will be required to vacate during the

20-year period following closing of a subsidized loan because of the owner's prepayment of the mortgage loan. The general partners of the partnership owning the complex may not withdraw therefrom or admit new partners without FmHA approval, and may not hold less than a 5% interest in the partnership. Thus, if a Local Partnership acquires an interest in a Property receiving benefits under FmHA Section 515, the Local Partnership cannot acquire an interest greater than 95%.

Farmers Home Administration Rental Assistance Program

The FmHA rental assistance program, used in conjunction with the FmHA Section 515 program, is authorized under Section 521(a) of the Housing Act of 1949, as amended, and provides an additional subsidy for rural families and elderly households whose incomes are too low to pay the FmHA interest credit subsidized rent from their own resources. The rental assistance program supplements the benefits of the interest credit program by subsidizing the difference between 25% of the tenant's adjusted income and the amount of rent payable when a development's FmHA loan is repayable at an interest rate of 1%. Any low-income family, low-income senior citizen or handicapped person unable to pay the basic monthly rental rate for an eligible FmHA apartment with 25% of its adjusted monthly income is eligible for rental assistance.

The rental assistance payment is the difference between 25% of the tenant's adjusted income and the approved rental rate. The rental rate is determined on the basis of principal and interest payments of the property mortgage loan, operation and maintenance costs, required deposits to reserve accounts and a return on the owner's investment, as allowed by FmHA regulations.

The cost of utilities is included in the operation and maintenance expenses, which in turn are included in the approved rent. If utilities are paid directly by the families, a utility allowance is approved by FmHA to cover the cost of utilities, except telephone and cable television, and individual metering is required. The amount of the utility allowance is deducted from the tenant rental payment to the owner of the complex. If the utility allowance is greater than 25% of tenant income, the owner of the complex must supplement the tenant's contribution with rental assistance funds in a sufficient amount to cover the utility allowance. This payment is made when the tenant provides the owner with evidence that utility bills are due or have been paid.

For a new construction or substantially rehabilitated housing development, FmHA and the owner execute a 20-year agreement in which FmHA commits payments on behalf of tenants in a designated number of the apartments. The effective date of the agreement is the first day of the month in which it is executed. Additional apartments subsequently may be covered if they are applied for, funds are available and a rider to the agreement is executed. The additional apartments are covered until the expiration of the initial 20-year term. Upon expiration, the agreement may be extended for a period of up to five years. In the agreement, both FmHA and the owner agree to be bound by all applicable FmHA regulations.

State and Local Assistance Programs

A number of state and local governments have established programs in which a state or local housing agency makes direct mortgage loans to developers to finance the construction of new multi-family housing or to finance a property's payments under its first mortgage financing. Subject to project feasibility standards which vary from state to state, certain states self-insure mortgages on qualifying projects. Such mortgage loans are typically available for both the construction and the permanent financing of the project. Certain state and local programs require the establishment of contingency reserve funds for unanticipated or extraordinary costs. Such reserve funds may be provided out of mortgage proceeds or by letters of credit from the developers.

The funds may be held in reserve for substantial periods of time after a project achieves rent-up. Funds to finance such projects will often be obtained through the sale of tax-exempt notes and bonds. The documentation relating to such notes or bonds may prohibit extensions of payments of mortgage

interest or principal or both by the borrower. The market interest rate obtainable on such notes and bonds is generally lower than that for HUD-insured mortgage loans and permits the state housing agency in turn to make its loans at generally lower interest rates than those on HUD-insured mortgage loans. This can enable the rent schedule for the dwelling units in the projects to be somewhat lower than in comparable HUD-insured projects. The repayment schedule for such loans may provide for up to a 40-year term.

In the case of state-assisted housing programs, the owner must be approved by the state housing agency. The regulations of the state housing agencies regarding cash return to the project owners and the operation of the project are in general similar to the HUD regulations for federally assisted projects.

In addition, various state and local governments provide for their own rental subsidy programs and/or exemptions from and reduction of real property taxes for certain properties.

Housing Finance Agency Financings with HUD Insurance

Several housing finance agencies provide mortgage financing for multi-family housing developments as to which the mortgage loans are HUD-insured, through either the making of direct construction and permanent mortgage loans, the purchase of permanent mortgage loans, or the making of direct construction loans in cases where a commitment for permanent mortgage loan financing exists from another source. HFAs also provide direct construction and permanent mortgage loans for multi-family housing without HUD mortgage insurance by "self insuring" the loans. HFAs also provide indirect financing of loans for multi-family housing. Security for payment of the obligations issued by the HFAs in such financings is generally provided through various types of credit instruments, including letters of credit, surety bonds or insurance issued by a private company.

Section 103(b) Bond Programs

Under Section 103(b) of the Internal Revenue Code, bonds on which interest is exempt from federal income tax may be issued by instrumentalities of government agencies for the purposes of financing the development of multi-family residential rental properties. Under the mortgage revenue bond programs, the government agency generally forms an instrumentality which issues the bonds and utilizes the proceeds from the sale of bonds to finance development of a property. Since interest on the bonds is exempt from federal income tax, the government agency is generally able to sell the bonds at a lower rate than would be applicable to taxable bonds, and since the interest rate on the mortgage loan is generally tied to the interest rate on the bonds, the government agency is able to offer a lower interest rate. In exchange for that lower interest rate, the owner of the property agrees to rent a minimum percentage of units in the property to persons meeting the definition of "low to moderate-income persons" under Regulations issued by the IRS. If the owner is unable to obtain qualifying tenants, the dwelling units may remain vacant since failure to rent to qualifying persons could cause the bonds to lose their tax exemption. The rents are not generally subsidized (although they may be subsidized under other programs), and the rents on the low to moderate-income dwelling units must be low enough to be affordable by qualifying persons.

The bonds are generally subject to prepayment restrictions, and these restrictions are carried over to the mortgage loan. In addition, at the time the bonds are due, the mortgage loan must generally be repaid. These mortgage loans are generally not as long in duration as the HUD-insured mortgages described previously in this section but are similar to the term of conventional mortgages and may have terms only extending over a period of 10 to 12 years.